TIC
TEL*INSTRUMENT
ELECTRONICS CORP.

                                                                October 23, 2008

Securities and Exchange Commission
Division of Corporate Finance
100 F Street
Washington, DC 20549-6010

Attention: Mr. Kevin L. Vaughn (Mail Stop 6010)

Re:      Tel-Instrument Electronics Corp
         Form 10-K for the fiscal year ended March 31, 2008
         File No. 001-31990

Dear Mr. Vaughn:

We have reviewed your comments carefully, and have set forth below our responses under the item numbers of your October 3, 2008 letter.

Form 10-K as of March 31, 2008
------------------------------

1. In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

     o The company is responsible for the adequacy and accuracy of the disclosure in the filings;
     o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
     o The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings.

The Company further acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

The Company will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States unless the staff comments support a defense of good faith or reasonableness on the part of the Company.

Revenue Recognition, page 21
----------------------------

2. We note your response to prior comment 4. Please address the following:

     o Please revise future filings to present shipping and handling costs charged to customers as revenues. Refer to paragraph 5 of EITF 00-10.

     o If shipping costs or handling costs incurred are significant and are not included in cost of sales, revise future filings to disclose the amount of such costs and the line item in your income statement where they are included. Refer to paragraph 6 of EITF 00-10.

Shipping and handling billings represent a small percentage of our product prices. The majority of our sales are for units priced between $6,500 and $18,900. As such, shipping and handling costs represent only a small portion of the product price. Future filings will include amounts billed to customers for shipping and handling as revenues. Amounts billed to customers for 2008 and 2007 were $39,217 and $34,685, respectively.

Shipping costs incurred are not significant and, as such, are not included in cost of sales. Such amounts were not considered material enough to reclassify. For the 2008 and 2007, these amounts were $49,594 and $56,188, respectively, or 0.8% and 1.8% of cost of sales, respectively.

Inventories, page 22
--------------------

3. We note your response to prior comment 5. Please confirm that in future filings you will classify your inventory as current or non-current in accordance with paragraph A4 of Chapter 3 of ARB 43.

Future filings will classify inventory as current or non-current in accordance with paragraph A4 of Chapter 3 of ARB 43.

Note 6 - Accrued Expenses, page 30
----------------------------------

4. We note your response to prior comment 6. Please revise future filings to only accrue audit and related fees to the extent the services have been provided at your balance sheet date. Refer to AICPA TPA 5290.05 and paragraph 145 of FASB Concepts Statement No. 6.

Future filings will only include an accrual for audit and related expenses for those services that have been provided as of the balance sheet date.

Note 8 - Income taxes, page 32
------------------------------

5. We note your response to prior comment 7. We note that your analysis places significant weight on the potential for new contracts to generate positive income. However, it is not clear how you specifically considered the guidance of paragraph 23 of SFAS 109 as of December 31, 2007 in concluding that it was more likely than not that you realize the $1.4 million deferred tax asset. In this regard, it also appears that your conclusion is based on the potential for new contracts to generate sufficient income to offset the deferred tax asset. However, as of March 31, 2008, it does not appear that you had commenced shipments under these contracts. Please provide us with further additional information that management considered in reaching its conclusion that it was more likely than not that it would realize the $1.4 million deferred tax asset. For example, explain how you were able to determine that the existing contracts will produce enough taxable income to realize the deferred tax asset based on existing sales prices and cost structures.

The Company believes it is more likely than not that it will realize its $1.4 million deferred tax asset, based on its analysis and conservative projections for the 3 fiscal years through 2011.

Our projected revenues are based upon the dollar value of deliverables exercisable by the government under existing long-term contracts, firm orders for existing products and forecasted sales of units based upon historical and market analysis. The Company has continuing contact with the government and has no reason to believe the government will not exercise the options under the long-term contracts, and if exercised, the deliverables could have an aggregate value of $40 million over the next few years.

The Company believes there will be increased sales in fiscal 2009-2010, from two additional recent large ID1Q contracts with the U.S. Army and the previously announced $2.2 million AN/USM 719 IFF test set order from the U.S. Navy. Additionally, the Company's new generation of products has been positively received in the market.

Because of improved manufacturing, purchasing and labor costs controls (including increased automation), the Company's production costs should not increase as a percentage of sales and engineering expenses should decline as the development phase of the AN/USM - 708 program is completed.

Consistent with its projections, the Company has posted increased sales and profit in each of the first two quarters of fiscal 2009. (Although the second quarter numbers have not been completed, they show that there was a significant profit.) The Company projects that it will realize 50% of its deferred tax asset in fiscal 2009, prior to commencement of shipments in fiscal 2010 under the two major contacts discussed above.

6. Further to the above, we note your response to prior comment 8. You state that you will also incorporate facts from your response to prior comment 7 in your revised disclosure. In this regard, please revise disclosures in Critical Accounting Policies to specifically discuss the fact that management has based its judgment on the existing contracts. Discuss the status of these contracts as of the end of the period (i.e. shipments have not yet commenced) and how the Company developed its estimates for profitability on these contracts. Finally, discuss the factors that could negatively impact the ultimate realization of the expected profitability on these contracts.

The Company will include in future filings in Critical Accounting Policies the fact that management has based its judgment on the existing contracts as well as its current backlog and sales of its existing products and how the Company developed its estimates for profitability. The Company will also include a discussion as to the status of these contracts as of the end of the period as well as the factors that could negatively impact the ultimate realization of the expected profitability.

Note 15 - Segment Information, page 39
--------------------------------------

7. We note from your response to prior comment 11 that you have provided the disclosures required by SFAS 131 regarding revenues from foreign countries in footnote 12. If material, please revise future filings to disclose revenues attributed to any individual foreign country. Please refer to paragraph 38(a) of SFAS 31.

Future filings will include disclosure of revenues by country, if material.

We appreciate your comments and look forward to any response you may have to our letter. I, of course, would be glad to discuss any of our responses above by telephone.


                                            Sincerely,


                                            /s/  Joseph P. Macaluso
                                            -----------------------------------
                                                 Joseph P. Macaluso
                                                 Principal Accounting Officer